FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 10, 2007

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following release to the Australian Stock Exchange on April 10, 2007

Exhibit 1:	Apr 10	Cemex to lift takeover offer for Rinker to US$15.85

Exhibit 2:	Apr 10	Cemex / Rinker bid agreement

Exhibit 3:	Apr 10	Comments by chairman to market analysts on 10 April

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	April 10, 2007

Exhibit 1

NEWS RELEASE

10 April 2007

CEMEX TO LIFT TAKEOVER OFFER FOR RINKER

TO US$15.85

Rinker board recommends shareholders accept the higher offer in the absence of a superior proposal

The directors of Rinker Group Limited (“Rinker”) today announced that CEMEX S.A.B. de C.V (“CEMEX”) has agreed to lift its cash takeover offer from US$13.00 to US$15.85 per Rinker ordinary share. The higher price represents an increase over the original bid price of US$2.85 or 22%, or an increase of US$2.98 or 23%1, assuming CEMEX had exercised its right to deduct the 13 US cents interim dividend1 (for the year ending March 2007, or YEM07) from the original offer price.

For American Depositary Receipt holders, the higher offer represents US$79.25 per ADR — US$14.90 or 23%1 above the initial CEMEX offer.

The higher offer is equivalent to A$19.412 per Rinker ordinary share at the current A$-US$ exchange rate, or A$3.651 above the initial offer. It is within the US$15.85 — US$17.74 valuation range of the Independent Expert’s Report, included in the Target’s Statement distributed to shareholders in November 20063.

The increased CEMEX offer represents:

•	a 40% premium[2] to the Rinker A$ordinary share price on 26 October 2006, the day before CEMEX launched their takeover bid
•	a 50% premium to the ordinary share price, calculated in US$, on 26 October 2006[4]
•	a 48% premium to the US ADR price on 26 October 2006
•	a multiple of 10.4x EV/EBITDA (based on EBITDA for the 12 months to 31 December 2006)[5], and
•	a 5% premium to the closing share price on 5 April 2007, before the Australian Stock Exchange closed for the Easter break.

In relation to the Rinker YEM07 interim dividend of 16 Australian cents/13 US cents2 per ordinary share (80 Australian cents / 65 US cents per ADR2), which was paid on 11 December last year, CEMEX’s initial offer entitled CEMEX to deduct dividends paid during the offer period from the offer price. However, CEMEX has agreed not to reduce the higher US$15.85 offer by the amount of the interim dividend.

CEMEX also announced its intention, subject to obtaining any necessary ASIC modifications or Takeovers Panel approval, to give existing shareholders (for ordinary shares purchased prior to today’s date), the option of a fixed Australian dollar price of A$19.50 per share, for their first 2,000 ordinary shares.

Rinker Group Limited   ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

CEMEX has also agreed to waive all conditions to the bid, except the 90% minimum acceptance condition. If the required level of acceptances is not reached, the offer will lapse unless this condition is waived. CEMEX has described the offer as “best and final”, in the absence of a superior proposal.

Any Rinker shareholders who have already accepted the initial CEMEX offer will be eligible for the increased offer consideration announced today.

Rinker directors concluded unanimously that it is in the best interests of shareholders to recommend — in the absence of a superior proposal — that shareholders accept the increased CEMEX offer. Rinker directors intend to accept the higher offer for their own Rinker shares, in the absence of a superior proposal.

Rinker chairman John Morschel said: “This recommendation has been made after careful consideration of available alternatives, and was not taken lightly. Over the past five months, Rinker directors and senior management have reviewed available options, with one objective in mind — to maximise value for shareholders.”

He said potential alternatives included transactions with industry participants and private equity investors, as well as a corporate restructure, involving the potential demerger of Rinker’s Australian subsidiary, trading as Readymix, and the re-domicile of Rinker to the US.

“Despite the temporary downturn in US residential construction, Rinker’s profit result for YEM07 is expected to be within the guidance previously advised to the market. Whilst Rinker directors remain confident about the long term prospects of the Rinker business, the impact of the downturn on the current financial year (YEM08) is difficult to predict,” said Mr Morschel.

“In light of the above, and following evaluation of the available alternatives — including relevant regulatory, timing and other execution risks — directors concluded that, in the absence of a superior proposal, the higher CEMEX cash offer represents the best risk-adjusted return for shareholders. Directors also took into account that if the CEMEX offer was withdrawn, the Rinker share price may fall,” he said.

“On behalf of the directors, I would like to thank our employees for their exceptional performance in delivering Rinker’s outstanding results in the four years since the demerger6. This has seen our A$ share price increase almost 295%, with a total shareholder return of 332% over that period7, and created the value that CEMEX has recognised with this takeover bid. I would also like to thank our shareholders for their loyalty, support and encouragement.”

The CEMEX offer is currently scheduled to close at 7.00pm (Sydney time) on 18 May 2007 and 5.00am (New York time) on 18 May 2007, following a further extension announced today.

Full details of CEMEX’s higher offer will be set out in a fourth Supplementary Bidder’s Statement, expected to be mailed to shareholders shortly. The Rinker board’s recommendation in relation to the higher offer will be issued in a Supplementary Target’s Statement, which will also be mailed to shareholders. Shareholders are encouraged to read both of these documents and, if they consider it appropriate, seek professional advice before deciding how to respond to CEMEX’s higher offer.

If they have any questions, Rinker shareholders should call the Rinker Shareholder Information Line8 during normal working hours on 1800 285 948 (toll-free in Australia), +61 2 9207 3855 (outside Australia) or 1 866 454 3170 (toll-free in the US).

2

A copy of the Bid Agreement between CEMEX and Rinker will be separately filed with the ASX.

Notes

1.

Assuming CEMEX had exercised its right to reduce the offer price by the interim dividend of A$0.16 per Rinker ordinary share or US$0.13 per Rinker ordinary share, based on the Reserve Bank Mid-Point Rate on 5 April 2007 of A$1.00 to US$0.8167.

2.	Based on the Reserve Bank Mid-Point Rate on 5 April 2007 of A$1.00 to US$0.8167.
3.

Following a review of current exchange rates, recent Rinker trading results and the impact that has on Rinker’s expected future performance and other relevant factors, the Independent Expert has verbally advised that the US$15.85 per share offer remains within their US$valuation range. Further information will be included with the Supplementary Target’s Statement to be mailed to shareholders shortly.

4.	Based on the Reserve Bank Mid-Point Rate on 26 October 2006 of A$1.00 to US$0.7627.
5.
Reconciliation of EBIT and EBITDA for the year ended 31 December 2006

EBIT represents profit before finance and income tax expense.
EBITDA represents EBIT before Depreciation and Amortisation.

Year ended 31 December	US$
EBIT	1,248
Depreciation and Amortization	220
EBITDA	1,468

6.	Rinker Group Limited was demerged from CSR Limited on 31 March 2003.
7.

Measured in US$, the equivalent increase in the Rinker ordinary share price is 408% while total shareholder return (which includes capital returns and dividends) increased 485% from demerger to the closing share price on 5 April 2007, based on London end-of-day exchange rates (source: Bloomberg).

8.	As required by the Corporations Act, calls to the Shareholder Information Line will be tape recorded and such recordings will be indexed and stored.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’sTarget’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information. Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be available without charge at the SEC’s website at www.sec.gov or at Rinker’s’ website at www.rinkergroup.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue”

3

or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer. None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking information.

For further information, please contact Debra Stirling, Vice President Corporate Affairs &

Investor Relations. on + 61 (02) 9412 6680 or + 61 419 476 546.

10 April 2007	RIN 01-08

4

Exhibit 2

Bid Agreement

Cemex Australia Pty Ltd

Cemex,S.A.B. de C.V

Rinker Group Limited

Bid Agreement

Date [ ] April 2007

Among the parties	Cemex Australia Pty Ltd ACN 122 401 405 of Level 4 126 Phillip St Sydney NSW (Bidder);

Cemex, S.A.B. de C.V. of Av. Ricardo Margain Zozaya 325, C.P. 66265 San Pedro Garza Garcia, N.L. Mexico (Cemex)

Rinker Group Limited ABN 53 003 433 118 of Level 8, Tower B, 799 Pacific Hwy Chatswood NSW (Target).

Background	(a) The Bidder has agreed to vary the terms of the Takeover Offer:

(i) by increasing the consideration payable to the Target Shareholders under the Takeover Offer to the Higher Price;

(ii) to allow the Target Shareholders to retain the Interim Dividend without any reduction in the consideration payable to the Target Shareholders under the Takeover Offer; and

(iii) by freeing the Takeover Offer from all of the defeating conditions other than the 90% Condition.

(b) The directors of the Target have agreed to recommend to the Target Shareholders acceptance of the Offer at the Higher Price, in the absence of a superior proposal.

The parties agree	as set out in the Operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

1 Definitions and interpretation

1.1          Definitions

The meanings of the terms used in this document are set out below.

Term	Meaning

90% Condition	the condition in clause 8.6(a) of the Bidder’s Statement.

ASIC	Australian Securities and Investments Commission.

ASX	Australian Securities Exchange Limited.

Australian Dollar Price	AUD 19.50

Bidder’s Statement

the Bidder’s Statement of the Bidder dated 30 October 2006 (as previously supplemented by the First Supplementary Bidder’s Statement dated 8 December 2006, the Second Supplementary Bidder’s Statement dated 23 January 2007 and the Third Supplementary Bidder’s Statement dated 22 March 2007), which shall be modified pursuant to a supplementary Bidder’s Statement in accordance with the terms and conditions set forth herein.

Business Day	a business day as defined in the ASX listing rules.

Competing Proposal

any expression of interest, proposal or offer in relation to a bid, scheme, joint venture, dual listed company structure, purchase of a main undertaking, asset purchase, share issue or other similar reorganisation or transaction pursuant to which, if the transaction or arrangement is entered into or completed, either (a) the Target will issue more than 20% of the Target’s voting shares as consideration for the shares or assets of a third party or (b) a third party will:

1

acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a significant proportion of the business of the Target Group;

2

acquire (whether directly or indirectly) a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in more than 20% of the Target’s voting shares;

	3	acquire control (as determined in accordance with section 50AA of the Corporations Act) of the Target; or

	4	otherwise acquire or merge with the Target (including by way of a scheme of arrangement, reverse takeover bid or dual listed companies structure).

Corporations Act	the Corporations Act 2001 (Cth).

Divestiture Trigger

the day on which Bidder elects a majority of the board of directors of Target or 45 days after Bidder obtains legal ownership of a number of Target shares in excess of 50% of the issued shares in Target, whichever is sooner.

DoJ	U.S. Department of Justice

DOJ Settlement

the settlement between Cemex and the U.S. Department of Justice relating to the Takeover Offer as set forth in the Final Judgment of the U.S. District Court for the District of Columbia dated as of April 4, 2007 and the Hold Separate Stipulation and Order between Cemex and the U.S. Department of Justice dated as of April 4, 2007.

Government Agency

any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state.

Higher Price	US$15.85 for each ordinary share in the Target.

Interim Dividend	the dividend of A$0.16 per ordinary share (which had a record date of 24 November 2006) previously paid by the Target to its shareholders.

Offer	the offer set out in the Bidder’s Statement by Bidder to acquire all shares in the Target at the Higher Price.

Related Body Corporate	the meaning given in the Corporations Act.

Representative	in relation to a party:

	1	a Related Body Corporate of the party; or

	2	an Officer of the party or any of the party’s Related Bodies Corporate; or

	3	an adviser to the party or any of the party’s Related Bodies Corporate.

Restriction Period	the period commencing on the date of this agreement and ending on the date that the Takeover Offer closes or lapses.

SEC	U.S. Securities and Exchange Commission

Takeover Offer

the Bidder’s off market bid for all of the Target’s ordinary shares pursuant to the Bidder’s Statement (which shall be varied to reflect the Higher Price and other modified terms and conditions in accordance with this agreement).

Target Group	the Target and each of its subsidiaries.

Target Shareholders	the shareholders of the Target.

1.2	Interpretation

In this agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(c)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(d)

a reference to a clause, party, attachment, exhibit or schedule is a reference to a clause of, and a party, attachment, exhibit and schedule to this agreement, and a reference to this agreement includes any attachment, exhibit and schedule;

(e)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(f)	a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(g)	the word “includes” in any form is not a word of limitation;

(h)	a reference to “$” or “dollar” is, unless otherwise stated, to Australian currency;

(i)	a reference to any time is, unless otherwise indicated, a reference to that time in Sydney, Australia; and

(j)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this agreement.

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4	Contra proferentem excluded

No term or condition of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that

2	Variation of Takeover Offer and Recommendation

2.1	Variation of Takeover Offer

(a)

The Bidder must, immediately following the execution of this agreement, release to the ASX a public announcement of its intention to and take all actions necessary to validly vary the terms of the Takeover Offer so as to:

	(1)	increase the consideration payable to the Target Shareholders who accept the Takeover Offer to the Higher Price;

(2)

give the Target Shareholders who accept the Takeover Offer the right to retain the whole of the Interim Dividend without any reduction to the Higher Price payable to the Target Shareholders who accept the Takeover Offer; and

	(3)	free the Takeover Offer from all defeating conditions to the Takeover Offer other than the 90% Condition.

Without limiting the foregoing, the Bidder must lodge with ASIC and the Target the required notice under section 650D of the Corporations Act and lodge with ASX the required notice under section 650F of the Corporations Act as soon as practicable. The notice under section 650D must be sent to Target Shareholders no later than the time at which the supplementary Bidder’s Statement is sent to Target Shareholders in accordance with clause 2.3(a).

(b)

The public announcement referred to in clause 2.1(a) must also state that the Bidder will, subject to obtaining any necessary ASIC modifications to the Corporations Act and Takeovers Panel approval (if required), vary the terms of the Takeover Offer so that Target Shareholders who accept the Takeover Offer are given the option (in addition to the existing options available under the Takeover Offer) to accept the Australian Dollar Price for the first 2,000 ordinary shares in the Target held by that Target Shareholder or by a nominee on behalf of that Target Shareholder based on the register of members of the Target on 12 April 2007 , and the Bidder must promptly apply to ASIC for the modifications required to facilitate the variations referred to in this clause 2.1(b). As soon as practicable after the receipt of the required modifications from ASIC, the Bidder must take all actions necessary to validly vary the terms of the Takeover Offer in the manner contemplated by this clause 2.1(b) and make a public announcement of such variation.

2.2	Recommendation

(a)

The Target’s directors must, immediately following the announcement by the Bidder under clause 2.1(a), release to the ASX a public announcement in relation to the Takeover Offer stating the Target board’s unanimous intention to recommend the Takeover Offer at the Higher Price, in the absence of a superior proposal, and that each Target director intends to accept the Takeover Offer in respect of his shares in Target, in the absence of a superior proposal.

(b)

Within 5 Business Days after the Bidder varies the Takeover Offer in the manner referred to in clause 2.1(a) and files an amended Schedule TO and supplementary Bidder’s Statement in the manner referred to in clause 2.3, the Target’s directors will issue a supplementary target’s statement in relation to the Takeover Offer containing:

	(1)	a unanimous recommendation by the directors of the Target to the Target Shareholders that the Takeover Offer at the Higher Price (as modified in accordance with this agreement) be accepted; and

	(2)	a statement that each Target director intends to accept the Takeover Offer at the Higher Price in respect of his shares in Target,

in each case, in the absence of a superior proposal.

2.3	Notice to the ASX, ASIC and SEC

The Bidder must ensure that the announcement of the Bidder’s intention to vary the terms of the Takeover Offer and the variation of the Takeover Offer referred to in clause 2.1, and the Target must ensure that the announcement of the Target directors’ intention to recommend the Takeover Offer and the Target directors’ recommendation referred to in clause 2.2, is notified to the ASX, ASIC and SEC in accordance with applicable laws. Without limitation of the foregoing:

(a)

the Bidder must, within 5 Business Days of the announcement referred to in clause 2.1(a), (i) file with ASIC and the ASX a supplementary Bidder’s Statement in relation to the variation of the terms of the Takeover Offer in accordance with clause 2.1(a), (ii) file with the SEC an amended Schedule TO which contains such supplementary Bidder’s Statement and (iii) disseminate to the Target Shareholders the supplementary Bidder’s Statement and Schedule TO amendment in accordance with applicable law; and

(b)

the Target must, as soon as practicable after the Bidder varies the Takeover Offer in the manner referred to in clause 2.1(a) and files a supplementary Bidder’s Statement and an amended Schedule TO in the manner referred to in this clause 2.3, (i) file with ASIC and the ASX a supplementary Target’s Statement which includes the recommendation referred to in clause 2.2, (ii) file with the SEC an amended Schedule 14D-9 which contains such supplementary Target’s Statement and (iii) disseminate to the Target Shareholders the supplementary Target’s Statement and Schedule 14D-9 amendment in accordance with applicable law.

2.4	Announcements

Each party must provide the other with a draft of their respective initial press releases with respect to the matters referred to in clause 2.1 and 2.2 and the documents referred to in clause 2.3 prior to their publication.

3	Target undertakings

3.1	No solicitation

Subject to the Bidder complying with its obligations under clause 2.1, during the Restriction Period, the Target must ensure that neither it nor any of its Representatives, except with the prior written consent of the Bidder, directly or indirectly solicits, initiates or invites any enquiries, discussions or proposals with respect to, or to undertake due diligence in connection with, a Competing Proposal.

3.2	No talk

(a)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the Restriction Period, the Target must ensure that neither it nor any of its Representatives, except with the prior written consent of the Bidder, negotiates or enters into, continues or participates in any discussions or negotiations with any third party (other than the Bidder and its affiliates and Representatives) with respect to a Competing Proposal, even if:

(1) that person’s Competing Proposal was not directly or indirectly solicited, initiated, or encouraged by the Target or any of its Representatives; or

	(2)	that person has publicly announced their Competing Proposal.

The Target must immediately terminate any such discussions or negotiations that are underway at the date of this agreement. If the Target has provided any confidential information to any third party since 30 October 2006 in connection with such third party’s consideration of a possible Competing Proposal, the Target must immediately request in writing the return or destruction by such third party of such confidential information.

3.3	Conduct of business

(a)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the Restriction Period, the Target will not, and will procure that the Target Group will not:

	(1)	convert any or all or all of its shares into a larger or smaller number of shares or resolve to reduce its share capital in any way; or

	(2)	issue or agree to issue shares or convertible notes or grant or agree to grant an option over its shares;

except in relation to matters for which the Bidder has given its prior written consent (such consent not to be unreasonably withheld).

(b)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the shorter of the Restriction Period and the period commencing on the date of this agreement and ending 3 months later, the Target:

	(1)	will conduct, and will procure that the Target Group conducts, the business of the Target Group in the usual and ordinary course of business;

	(2)	will not, and will procure that the Target Group does not, charge or agree to charge, the whole or a substantial part, of its business or property; and

(3)

will not, and will procure that the Target Group does not, make any material acquisitions or disposals or undertake any new commitments which would have breached the condition set out in clause 8.6(h) of the Bidder’s Statement had it not been waived by the Bidder, except in relation to matters for which the Bidder has given its prior written consent (such consent not to be unreasonably withheld).

(c)

At the direction of the Bidder but subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, following the Bidder acquiring a relevant interest in the Target of not less than 90% and commencing the compulsory acquisition process under the Corporations Act, the Target must sign and become a party to an amended Hold Separate Stipulation and Order containing the same provisions as those contained in the Hold Separate Stipulation and Order executed in connection with the DOJ Settlement. Cemex indemnifies the Target and each of its directors from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which the Target or any of its directors suffers, incurs or is liable for in connection with the Target’s entry into and compliance with this clause 3.3(c) and the performance of obligations under the amended Hold Separate Stipulation and Order required to be signed by the Target in the circumstances referred to in this clause 3.3(c). The indemnity in this clause 3.3(c) in so far as it is in favour of the Target’s directors takes effect as a deed poll by Cemex in favour of each of the directors of Target as at the date of this agreement who may enforce the indemnity directly against Cemex.

(d)

Subject to the Bidder complying with its obligations under clause 2.1, if so requested by Cemex, the Target will discuss with the DoJ an amended Hold Separate Stipulation and Order and, if such an amended Hold Separate Stipulation and Order is mutually agreed among Cemex, the Target and the DoJ, the Target must enter into such an amended Hold Separate

Stipulation and Order. Nothing in such an amended Hold Separate Stipulation and Order shall (1) commit or require the Target to make any divestiture, and Cemex and the Target further acknowledge that the fact and terms of any such divestiture of assets of the Target shall require the approval of the Target board (as reconstituted) after the occurrence of a Divestiture Trigger or (2) require the Target board to take or agree to take any action, or refrain from taking any action, that would or would be likely to be inconsistent with its fiduciary or statutory duties under Australian law. Cemex indemnifies the Target and each of its directors from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which the Target or any of its directors suffers, incurs or is liable for in connection with the Target’s entry into and compliance with this clause 3.3(d) and the performance of obligations under any amended Hold Separate Stipulation and Order signed by the Target in the circumstances referred to in this clause 3.3(d). The indemnity in this clause 3.3(d) in so far as it is in favour of the Target’s directors takes effect as a deed poll by Cemex in favour of each of the directors of Target as at the date of this agreement who may enforce the indemnity directly against Cemex.

3.4	Other obligations

(a)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the Restriction Period, the Target must not pay a dividend, other than annual and half yearly dividends consistent with past practice (provided that nothing in this clause 3.4(a) prejudices the Bidder’s rights under clause 8.8(e) of the Bidder’s Statement in respect of such dividend), or undertake a buy-back, capital return or other payment to shareholders without the consent of the Bidder.

(b)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, in the absence of a superior proposal existing at the time, the Target will use all reasonable efforts to facilitate the Takeover Offer and the acceptance of the Takeover Offer by the Target Shareholders.

(c)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, if a Competing Proposal is announced or is received by the Target which the Target directors consider is superior to the Takeover Offer and as a consequence of which the Target directors intend to change or withdraw their recommendation in respect of the Takeover Offer, the Target must notify the Bidder of the material terms of, but not the identity of the party making, the Competing Proposal (if it has not been publicly announced) and the Target directors must delay publicly announcing the change or withdrawal of their recommendation for 48 hours from the time that the Bidder became aware of the Competing Proposal (either by way of the public announcement of the Competing Proposal or by way of a notice from the Target).

(d)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, if requested by the Bidder, at a time after the Bidder has received acceptances under the Takeover Offer in respect of more than 50% of the Target’s issued shares, the Target must allow not more than 3 Representatives, notified by the Bidder to the Target and approved by the Target acting reasonably, to have access to information of the Target solely for the purpose of investigating whether assets of the Target the subject of the DOJ Settlement can be sold as self sustaining entities. Nothing in this clause 3.4(d) requires the Target to give the Bidder’s Representatives (or any other person) access to information which the Target considers to be competitively or commercially sensitive. Before the Target will allow the Bidder’s Representatives access to any information pursuant to this clause 3.4(d), the Bidder, Cemex and each of the 3 Representatives referred to above must enter into such confidentiality undertakings as may be reasonably required by the Target and must comply with such other reasonable requirements as the Target may direct in relation to such access.

3.5	Exceptions

Nothing in clauses 3.2, 3.3 or 3.4 prevents the Target or the Target Directors from taking or refusing to take any action provided that the Target Directors have determined, in good faith after having consulted with their external legal and financial advisers, that failing to take, or failing to refuse to take, such action would or would be likely to constitute a breach of the Target Directors’ fiduciary or statutory obligations.

4	Representations and warranties

Each party represents and warrants to each other party that:

(a)	its execution and delivery of this agreement has been properly authorised by all necessary corporate actions; and

(b)	it has full corporate power and lawful authority to execute, deliver and perform its obligations under this agreement.

5	General

5.1	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement or any other, except for representations or inducements expressly set out in this agreement.

(b)

Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

5.2	Notices

Any communication under or in connection with this agreement:

(a)	must be in writing;

(b)	must be addressed as shown below:

Party	Address	Addressee	Fax
Bidder	Level 4 126 Phillip St Sydney NSW	Ian Hopkins	612 9230 5333

Rinker	Level 8, Tower B, 799 Pacific Hwy Chatswood NSW	Company Secretary	612 9412 6666

Cemex	Av. Ricardo Margain Zozaya 325, C.P. 66265 San Pedro Garza Garcia, N.L. Mexico	Ramiro Villarreal, Senior Vice President and General Counsel	+52 81 8888 4399

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 5.2(b); and

(e)	is regarded as received by the addressee:

(1)

if sent by prepaid post, on the third Business Day after the date of posting to an address within the country in which it was posted, and on the fifth Business Day after the date of posting to an address outside the country in which it was posted;

(2)

if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day in the place of receipt, when that communication will be regarded as received at 9.00 am on the next Business Day; and

(3)

if delivered by hand, on delivery at the address of the addressee as provided in clause 5.2(b), unless delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day.

(f)	References in clause 5.2 to a “Business Day” shall mean a day which is not a Saturday, Sunday or a public holiday in the jurisdiction in which the notice is received.

5.3	Governing law and jurisdiction

(a)	This agreement is governed by the laws of New South Wales.

(b)

Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

5.4	Waivers

(a)

Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

5.5	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

5.6	Termination

This agreement will terminate upon the earliest of the close, lapse or withdrawal of the Takeover Offer or four months from the date of this agreement.

Signing page

Executed as an agreement (and as a deed poll for the purposes of clauses 3.3 (c) and (d))

Cemex Australia Pty Limited

Signed for
Cemex Australia Pty Limited

sign here►
Secretary/Director

print name

sign here►
Director

print name

Cemex, S.A.B. de C.V

Signed for
Cemex, S.A.B. de C.V

sign here►
Authorised Officer

print name

sign here►
Witness

print name

Rinker Group Limited
Signed for
Rinker Group Limited

sign here►
Secretary/Director

print name

sign here►
Director

print name

Exhibit 3

RINKER CHAIRMAN JOHN MORSCHEL

COMMENTS ON HIGHER CEMEX TAKEOVER OFFER FOR RINKER

Thank you all for coming this morning — especially at such short notice.

My name is John Morschel and I am the Chairman of Rinker Group.

With me by telephone from West Palm Beach in Florida today is our Chief Executive David Clarke, who unfortunately was unable to join us here in person.

Also with us are our Company Secretary Peter Abraham and our Vice President of Corporate Affairs and Investor Relations Debra Stirling.

We don’t expect this to be a long meeting.

We don’t have a presentation — we just wanted to give you the opportunity to ask questions about the announcement earlier today, in connection with the CEMEX takeover bid for Rinker. The gist of the announcement is that CEMEX have agreed to lift their cash takeover offer for Rinker from US$13.00 to US$15.85 per ordinary share. This is an increase of US$2.85 or 22 per cent — or 23 per cent1 if you include the 13 US cents interim dividend that CEMEX was entitled to deduct from the offer price.

The revised bid values Rinker at an enterprise value of US$15.3 billion or A$18.7 billion2 — which I believe is the highest cash offer ever made for an Australian company.

The increase is 23 per cent — or US$2.98 — assuming CEMEX had exercised its right to reduce the original offer price, by the 16 Australian cents or 13 US cents per share interim dividend that we paid to shareholders on December 11 last year. Under the terms of the original bid, CEMEX has the right to deduct dividends paid during the offer period from the offer price.

However, CEMEX has agreed not to reduce their US$15.85 offer by the interim dividend amount.

For our US American Depositary Receipt holders, the revised bid represents US$79.25 per ADR — which is US$14.25 or 22% above CEMEX’s initial offer — or US$14.90 and 23% higher, assuming CEMEX had deducted the interim diividend.

In Australian dollars, this higher offer is equivalent to A$19.412 per Rinker ordinary share — using Thursday’s Reserve Bank Mid-point Rate as the A$-US$ exchange rate.

This is A$3.651 above the initial offer price, which is A$15.761 if we assume CEMEX were to deduct the interim dividend from the offer price, as I explained earlier.

Although the offer is still denominated in US dollars, CEMEX has agreed, subject to obtaining any necessary ASIC modifications or Takeovers Panel approval, to give all shareholders (for shares purchased prior to today) the option of a fixed Australian dollar offer price of A$19.50 for their first 2,000 ordinary shares.

The higher offer is within the US$15.85 — US$17.74 valuation range of the Independent Expert’s Report, which was included in the Target’s Statement distributed to shareholders in November 2006.

The Independent Expert, Grant Samuel & Associates, has also verbally advised Rinker that the higher offer from CEMEX is within their current US$ valuation range3.

Rinker Group Limited   ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

The higher offer represents:

•                  a 40%2 premium, in Australian dollars, to the Rinker ordinary share price just before CEMEX launched its takeover bid on the 26th October last year — and a 50%4 premium, in US dollars

•                  a 48% premium to the US ADR price, just before the bid was launched

•                  a multiple of 10.4x EV/EBITDA (based on 12 months trailing EBITDA to the 31st of December last year)5, and

•                  a 5% premium to the closing share price last Thursday, just before the Australian Stock Exchange closed for the Easter break.

CEMEX has also agreed to waive all conditions to the bid, except the 90 per cent minimum acceptance condition. If they reach the 90 per cent level, they can then proceed to compulsorily acquire the remaining shareholdings and move to 100 per cent ownership.

However, if the required level of acceptances is not reached — the offer will lapse — unless this condition is waived.

CEMEX has decribed the offer as “best and final”, in the absence of a superior proposal.

Any Rinker shareholders who may have already accepted the initial CEMEX offer will be eligible for the increased offer price announced today.

For the Rinker board, the increased offer was bitter sweet.

The directors have unanimously recommended that — in the absence of a superior proposal — it is in the best interests of shareholders to accept the increased CEMEX offer.

All Rinker directors intend to accept the higher offer for our own Rinker shares, again assuming no superior proposal arises.

But we have been working extremely hard to find an alternative to this bid.

Directors strongly rejected CEMEX’s initial US$13 a share offer in October saying it was “far too low”.

It certainly was. Rinker has a great track record and has outperformed its global construction materials peers on many measures since we demerged from CSR.

CEMEX subsequently indicated to us — after considerable negotiation — that it would lift its bid to a best and final US$15.85 — that is, within the Independent Expert Range — if the Rinker board agreed to recommend the offer.

After careful consideration, the Rinker board came to the view that shareholders should be given the opportunity to consider the offer and accordinly, we have recommended that offer.

Our recommendation was made after five months of carefully considering a series of alternatives. Directors and senior management have together reviewed various options, as we sought to maximise the value for our shareholders.

Our benchmark was to find an alternative that would exceed the value of CEMEX’s offer. In doing that of course, directors had to take into account the various regulatory, timing and other execution risks.

In particular, we knew that many shareholders would prefer us to find an alternative that incorporated some substantive growth — particularly in the US, which has been our primary growth focus for many years.

Since 1998, we have invested around two billion US dollars in more than 50 acquisitions and a further one billion dollars in new plants and quarries, and other expansion opportunities.

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Unfortunately, we were not able to find a substantive growth option that would allow us to build further on that performance.

We looked at transactions involving other industry participants, private equity and corporate restructuring — with or without partners and with or without the demerger of the Readymix operations here in Australia — and including a re-domicile of Rinker to the US.

But we could not find an alternative that offered a better risk-reward combination for our shareholders than what the higher CEMEX bid offers.

Despite the slowdown in US residential construction, we again confirm Rinker’s profit guidance for our financial year ended March 2007. Earnings per share is expected to be around the bottom of the 84 to 90 US cents range, excluding the tax consolidation gain and takeover defence costs.

Whilst as I indicated, Rinker’s directors remain confident about the long term prospects of the Rinker business, the impact of the downturn on this current financial year is difficult to predict right now.

We also took into account that if the CEMEX offer was withdrawn, there was a risk that the Rinker share price may fall.

Overall, given the current uncertainty and our evaluation of the available alternatives, the Board agreed that — in the absence of a superior proposal — the revised CEMEX cash offer represents the best riskadjusted return for shareholders.

So that is the essence of our recommendation.

On behalf of Rinker’s other directors, I would like to thank Rinker’s employees for their outstanding performance over the past four years — that has seen our A$ share price increase 295%, a Total Shareholder Return of 332%, and created the value that CEMEX recognised with this takeover bid.

I would also like to thank our shareholders for their loyalty, support and encouragement — particularly over the past five months.

The CEMEX offer is currently scheduled to close on the 18th of May 2007, following a further extension announced today.

Having given our recommendation today, it is now up to our shareholders to decide whether they will accept the revised offer price or not.

That concludes my opening comments. Thank you for listening…we will now open the floor to questions — either to myself or to David Clarke on the phone.

Because this conference is being webcast, please use the microphone to ask questions, and tell us your name and the organisation you represent.

Thank you….

Notes

1.              Assuming CEMEX had exercised its right to reduce the offer price by the interim dividend of A$0.16 per Rinker ordinary share, US$0.13 per Rinker ordinary share based on the Reserve Bank Mid-Point Rate on 5 April 2007 of A$1.00 to US$0.8167

2.              Based on the Reserve Bank Mid-Point Rate on 5 April 2007 of A$1.00 to US$0.8167

3.              Following a review of current exchange rates, recent Rinker trading results and the impact that has on Rinker’s expected future performance and other relevant factors, the Independent Expert has verbally advised that the US$15.85 per share offer remains within their US$ valuation range. Further information will be included with the Supplementary Target’s Statement to be mailed to shareholders shortly.

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4. Based on the Reserve Bank Mid-Point Rate on 27 October 2006 of A$1.00 to US$0.7645

5.

Reconciliation of EBIT and EBITDA for the year ended 31 December 2006

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation.

Year ended 31 December	US$
EBIT	1,248
Depreciation and Amortization	220
EBITDA	1,468

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’ Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain importantinformation. Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia PTY Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at

Rinker’ website at [xxx].

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition fromother suppliers in the industries in which Rinker operates; changes in Rinker’ strategies and plans regarding its ongong business strategy, acquisitions, dispositions and business development; Rinker’ ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer. None of Rinker, Rinker’ officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking information.

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